PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 8, 1995)
Filed under 33 Act Rule 424(b)(2)
Registration Statement No. 33-55825





The Savings and Profit Sharing
Fund
of Sears  Employees



THE OFFERING


General

Every eligible employee of Sears, Roebuck and Co. ("Sears"), 3333 Beverly Road, Hoffman Estates, Illinois 60179 (708/286-2500), or of any of the participating employers, may become a participant in The Savings and Profit Sharing Fund of Sears Employees (the "Fund"), Sears Tower, Chicago, Illinois 60684 (312/875-0498). Participation by eligible employees is voluntary. Participants may make pre-tax and, subject to limitations set by the Fund, after-tax deposits and participating employers also contribute to the Fund.



Common Shares

The deposits of Fund participants, cash contributed by Sears and other participating employers, and other moneys received by the Fund may be utilized, in part, to purchase from time to time, through the facilities of national securities exchanges or in negotiated transactions, outstanding common shares, par value $.75 per share, of Sears at not more than the market price at the time of purchase. This prospectus
supplement relates to 8,309,673   Sears common shares credited to the
accounts of participants in the Fund.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURI-
TIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY  OR ADEQUACY OF
THIS PROSPECTUS.  ANY REPRESEN-
TATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.





November 8, 1995

GENERAL INFORMATION


History and Purpose

The Fund was established by Sears execution of a written instrument dated July 1, 1916 containing the text of the Fund (the "Rules"). The Rules have since been amended from time to time. It is the Fund's three-fold purpose (i) to permit eligible employees to share in profits of and acquire a proprietary interest in Sears, (ii) to encourage the habit of saving, and (iii) to furnish a means for such employees to accumulate their own savings, the employers' profit sharing contributions, and the earnings thereon, to provide additional income upon retirement.


Eligibility

A full time employee of Sears (or of any wholly-owned subsidiary designated as a participating employer) is eligible for participation after one year of continuous service. A part-time regular employee is eligible for participation when the employee has completed one year of continuous service and has had at least 1,000 hours of service in that year or in any subsequent year which begins on any anniversary of the employee's employment commencement date. Employees must also attain age 21 prior to becoming Fund participants. A previously eligible employee who was not making deposits prior to termination of employment and who is reemployed in the same year will be allowed to make deposits in the following year. An employee whose place of employment is outside the United States and who is neither a citizen nor a resident of the United States may not join the Fund; such employees who previously became participants in the Fund remain participants except as set forth under the caption "Rules--Total Withdrawal" but may not make deposits and are not entitled to any portion of the employers' contribution described under the caption "Deposits and Contributions." In addition, certain "leased employees" as defined in the Internal Revenue Code and regulations thereunder are eligible to participate in the Fund. An eligible employee becomes a participant in the Fund only by electing to make deposits by executing and filing the prescribed enrollment form or by following such other procedures as prescribed by the Plan Administrator. Employees who participated in the employers' contributions to the former Employee Stock Ownership Feature of the Fund ("ESOF") are also Fund participants. The ESOF was in effect from 1983 through 1986. Under the ESOF provisions, every eligible employee shared in the employers' contribution to the ESOF without having to make deposits to the Fund. Effective December 20, 1989, the assets of the ESOF, which consisted of Sears shares and cash equivalents, became a part of the Company Shares Fund for all purposes. (See also "Investments--Dean Witter, Discover & Co. Common Stock and The Allstate Corporation Common Stock").
Administration

As of January 1, 1995 (November 15, 1994, in the case of the trustee of the Employee Stock Ownership Plan of the Fund), the affairs of the Fund, other than investment of the Fund's assets, are administered by the following. The Northern Trust Company of New York is referred to herein as the "Trustee." United States Trust Company of New York is referred to herein as the "ESOP Trustee." Both entities are referred to collectively herein as the "Trustees":

Name, Offices and Positions with the Fund, Principal Occupations,
Relationship with Sears, and Address

The Northern Trust Company of New York, Trustee of the Fund--80 Broad Street, 19th Floor, New York, New York 10004

United States Trust Company of New York, Trustee of the Employee Stock Ownership Plan of the Fund, 114 West 47th Street, New York, New York 10036-1532

Barry H. Pike, Profit Sharing Plan Administrator and employee of Sears-- Sears Tower, Chicago, Illinois 60684

Amy T. Dickinson, Secretary of the Fund and employee of Sears--Sears Tower, Chicago, Illinois 60684

Ann C. Irvine, Treasurer of the Fund and employee of Sears--Sears Tower, Chicago, Illinois 60684

Karl J. Koenig, Controller of the Fund and employee of Sears--Sears Tower, Chicago, Illinois 60684


At its discretion, Sears may charge participants' accounts and/or reduce the amount of the employers' contribution for certain or all expenses of the Fund and of the participating employers relating to the Fund. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Fund assets. The Trustee is authorized to pay from the property of the Fund, and the ESOP Trustee is authorized to pay from the property of the trust established under the ESOP, all of the Trustee's and the ESOP Trustee's respective expenses, taxes and charges including fees of agents employed by it and the compensation agreed to by Sears. All other costs and expenses incurred with respect to the collection, administration, management, investment, protection and distribution of assets of the Fund and administration of the Fund are paid from or reimbursed out of Fund assets in accordance with directions of Sears.

DEPOSITS AND CONTRIBUTIONS


Employee Deposits

Each employee eligible to participate in the Fund (other than residents of Puerto Rico) may elect to make pre-tax deposits, not exceeding the maximum amount permitted under the Internal Revenue Code, which may be adjusted from time to time in $500 increments to reflect the cumulative effect of annual cost of living increases ($9,240 for 1995, and anticipated to be $9,500 for 1996) for any calendar year, by payroll deductions of a minimum of 1% and a maximum of 17% (in whole multiples of 1%) of eligible annual compensation. Pre-tax deposits of 1%, 2%, 3%, 4% or 5% (subject to the limitations under the Internal Revenue Code described above) of eligible annual compensation are basic pre-tax deposits; pre-tax deposits in excess of 5% are additional pre-tax deposits. In addition, whether or not a participant is making pre-tax deposits, a participant may also elect at the same time to make after-tax deposits, not exceeding $15,000 for any calendar year, by payroll deductions of a minimum of 1% and a maximum of 10% (in whole multiples of 1%) of eligible annual compensation minus any pre-tax deposits, as long as the participant's combined pre-tax and after-tax deposit rates do not exceed 17%. Beginning in 1994, annual compensation eligible for profit sharing deposit deductions is limited by federal law to a maximum of $150,000 as may be adjusted from time to time under the Internal Revenue Code (in increments of $10,000) to reflect the cumulative effect of annual cost of living increases, less any employer contributions on behalf of the employee to a cafeteria plan of an employer pursuant to Section 125 of the Internal Revenue Code (including but not limited to pre-tax contributions to a company-sponsored medical or dental plan, health maintenance organization or Flexible Spending Account). As of the date of this Prospectus Supplement, it is not known whether the compensation limit will remain at $150,000 for 1996 or will be increased to $160,000.

Participants who are residents of Puerto Rico may not make deposits on a pre-tax basis. Such employees may make deposits of a minimum of 1% and a maximum of 10% (in whole multiples of 1%) of eligible annual compensation on an after-tax basis. After-tax deposits, not exceeding the maximum dollar amount of pre-tax deposits permitted under the preceding paragraph, of such employees of 5% or less will be treated as basic pre-tax deposits under the Plan, except that they may be withdrawn in the same manner as other after-tax deposits.

A participant's deposits are subject to limitations described under "Limitations on Deposits and Contributions", which may, among other things, reduce the pre-tax or after-tax deposit rate chosen by the participant for any year. A participant may elect at any time to suspend pre-tax deposits, after-tax deposits or all deposits.

During the annual election period which is announced each year, a participant may elect to change, effective with the first payroll period of the next year, the rate of deposits or the designation (pre-tax or after-tax) of deposits, or, in the case of a participant who has suspended deposits, to resume deposits. Also, eligible employees who waive participation when initially eligible may elect to join the Fund during an annual election period. The Plan Administrator may establish additional special election periods.

Deposits to the Fund will not reduce a participant's compensation for purposes of determining pension earnings or Social Security benefits.


Company Contributions

In no event will the amount of the Company Contribution allocated to participants for any year exceed

(a) 6% of

(i) the "consolidated net income", as referred to below, of Sears and the participating employers, plus

(ii) an amount set by Sears in its sole discretion, which shall be no greater than the total direct and indirect expenses of Sears and the participating employers for that year attributable in whole or in part to the maintenance of the Fund, less

(b) the amount determined under clause (ii).

In the event the foregoing calculation results in a Company Contribution for any year of greater than 70% of basic pre-tax deposits made by all participants employed by Sears and all participating employers, then the Company Contribution for that year will be limited to 70% of participants' basic pre-tax deposits.

"Consolidated net income" means the income of Sears (excluding all equity in net income of partially-owned domestic companies accounted for under the equity method of accounting and all equity in net income of foreign companies, whether or not they are consolidated, except for those foreign companies primarily engaged in financing activities for Sears and its domestic subsidiaries, whether or not received as dividends, and excluding gains or losses on the disposition of investments in these companies) and its wholly-owned domestic subsidiaries (except such subsidiaries which are among the group of companies commonly referred to as Sears Specialty Merchandising ["SSM"] and their wholly-owned subsidiaries and except for Allstate Holdings, Inc.) before deduction of dividends to shareholders, before provisions for federal income taxes and profit sharing contributions, and before deduction for that portion of the administrative expenses and financing costs, as determined by Sears, which are properly allocable to SSM, but after deduction for all pension plan expenses.


Employee Stock Ownership Plan

On December 20, 1989, an employee stock ownership plan ("ESOP"), intended to qualify as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code of 1986, was added to the Fund. Pursuant to the ESOP, the Fund purchased $800 million worth of Sears common shares. The purchases were funded by a loan ("ESOP Loan") from Sears. The ESOP Trustee serves as trustee of the unallocated Sears common shares under a trust established as part of the ESOP (the "ESOP Trust").
On June 30, 1995, 50% of the unallocated Sears common shares in the ESOP and 50% of the ESOP loan obligation were transferred to the Allstate Employee Stock Ownership Plan (the "Allstate ESOP"). In connection with this transfer, Allstate purchased from Sears 50% of the ESOP Loan for approximately $327 million. As a result of this purchase, the 50% of the ESOP loan obligation transferred to the Allstate ESOP was restructured as a loan obligation from the Allstate ESOP to Allstate.

The remaining purchased shares are expected to be allocated to eligible participants through 2004, beginning with the Company Contribution for 1990. Pending such allocation, the shares are held in a suspense account by the ESOP Trustee. Each year, dividends on shares held in the suspense account, and, to the extent so directed by Sears, on shares allocated to the accounts of participants, together with earnings thereon, will be used to make principal and interest payments on the ESOP Loan. The participating employers will make additional contributions to the ESOP in amounts which, together with such dividends and earnings, are sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares will then be released from the suspense account, based upon the ratio of principal and interest paid or prepaid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to repay principal on the ESOP Loan, the accounts of such participants will be credited with shares released from the suspense account having a fair market value (as of the dividend payment date) equal to the amount of such dividends.
The remaining shares released from the suspense account for any year (the "ESOP Allocation") will be allocated to participants as described under "Rules--Allocation of Company Contributions." The ESOP Allocation is intended as a source to fund the Company Contribution. As long as the ESOP remains in place, the Company Contribution will at least equal the ESOP Allocation each year.


Limitations on Deposits and Contributions

A participant's pre-tax deposits to the Fund, plus all contributions made on a pre-tax basis by the participant under other cash or deferred arrangements intended to meet the requirements under Subsection 401(k) of the Internal Revenue Code, for any calendar year may not exceed the maximum amount set under the Internal Revenue Code ($9,240 for 1995 and anticipated to be $9,500 in 1996), as adjusted to reflect cost of living increases. If a participant's pre-tax deposits to the Fund for any year exceed such limitation, the excess (plus earnings allocable thereto) will be distributed to the participant in cash, first from any additional pre-tax deposits and then from any basic pre-tax deposits. A participant should notify the Plan Administrator in writing by March 1 of the following year if the participant's pre-tax deposits to the Fund plus contributions made on a pre-tax basis under other cash or deferred arrangements of the type referred to above for a year exceed such limitation, in which event such portion of the participant's pre-tax deposits (plus earnings allocable thereto) for such year as the participant specifies in such notice will be distributed to the participant in cash no later than April 15th of the following year.

Pursuant to Subsections 401(k) and (m) of the Internal Revenue Code, the amount of pre-tax and after-tax deposits made and Company Contributions received by participants whose eligible compensation before deduction of pre-tax deposits and the aforementioned Section 125 deductions was in excess of $66,000 in 1994 (and in 1996, by participants with 1995 compensation in excess of $66,000), as adjusted under the Internal Revenue Code for future calendar years to reflect cost of living increases, may be limited based on the amount of pre-tax and after-tax deposits made by other participants in the Fund. The Plan Administrator has determined to restrict participants with 1994 compensation in excess of $66,000 to a maximum pre-tax deposit rate in 1995 of 7% and to
restrict participants with 1995 compensation in excess of $66,000   to a
maximum pre-tax deposit rate in 1996 of 6% and not to allow after-tax deposits from them. These restrictions are maintained in order to comply with the above provisions of the Internal Revenue Code and (in the case of the restriction on after-tax deposits) to also provide an exemption from short-swing profits provisions pursuant to rules under
Section 16 of the Exchange Act, for executive officers of Sears.

In addition, in the case of any participant whose aggregate pre-tax deposits, after-tax deposits and allocation of Company Contributions to the Fund exceed the lesser of $30,000 (or such greater amount as may from time to time be permitted under the Internal Revenue Code) or 25% of compensation after deducting employer contributions on behalf of the employee to a cafeteria plan of an employer pursuant to Section 125 of the Internal Revenue Code, Section 415 of the Internal Revenue Code may cause the Fund to reduce the maximum permissible amount of basic pre-tax deposits, additional pre-tax deposits, after-tax deposits and allocation of Company Contribution to such participant.

In accordance with Subsections 401(k) and (m) and Section 415 of the Internal Revenue Code, any excess deposits (and earnings allocable thereto) made by any participant will be distributed to the participant in cash. Excess Company Contributions will be allocated to the other participants.

____________________________

Each participant in the Fund is furnished annually with a statement showing the credits to the participant's account as of December 31.


INVESTMENTS


Investment of Employee Deposits

Each participant may direct that his or her pre-tax and after-tax deposits be invested in (a) the General Investments Fund, (b) the Money Market Fund, (c) the Equity Fund and (d) the Fixed Income Fund. After-tax deposits may also be invested in the Company Shares Fund. Participants may allocate their deposits among one or more of the available investment funds, in whole percentages, from 1% to 100%.


Investment of Company Contributions

Fund assets attributable to the Company Contributions will be invested in Sears common shares. Pending investment in Sears common shares, the employers' cash contributions to the Fund, and dividends on Sears common shares in the Fund, will be held in the Fund's bank or other accounts or such amounts may be invested by Sears Investment Management Co. ("SIMCO"), the Fund's principal investment manager (see "Investment Managers" herein), in Cash Equivalents Funds containing commercial paper, certificates of deposit, short-term United States government and government agency securities and other short-term obligations. Income from a Cash Equivalents Fund will be further invested in Sears common shares.


Dean Witter,  Discover & Co. Common Stock and The Allstate Corporation
Common Stock

As a result of Sears spin-off of Dean Witter, Discover & Co. ("Dean Witter") on June 30, 1993 and of The Allstate Corporation ("Allstate") on June 30, 1995, Sears distributed to all holders of its common shares, including the Fund, a special stock dividend of .39031 of a Dean Witter share for each Sears share held on June 28, 1993 and .927035 of an Allstate share for each Sears share held on June 30, 1995. Therefore, as of the respective spin-off dates, .39031 of a Dean Witter share and
 .927035 of an Allstate share were allocated to the ESOP account of each participant for every Sears share to the credit of the participant's account on June 28, 1993 and June 30, 1995, respectively.

The Dean Witter and Allstate shares credited are subject to the same withdrawal rules and favorable tax considerations applicable to withdrawals of Sears shares. (See "Rules - Total Withdrawal, Partial Withdrawal, Payment of Withdrawals"). Additionally, participants may request the Fund to sell their Dean Witter or Allstate shares. The Trustee will use the net proceeds of such a sale only to acquire additional Sears common shares. (See "Investment Transfers" below). Participants may not request the Fund to purchase additional Dean Witter or Allstate shares for their accounts or to purchase additional Dean Witter or Allstate shares with amounts from their other Fund accounts. Any dividends received on Dean Witter or Allstate shares will be credited to the participants' Sears Stock Cash Equivalents Accounts and will be used only to acquire additional Sears common shares.

Shares of Dean Witter and Allstate stock credited to the ESOP suspense account and not yet allocated to accounts of individual participants, consistent with prudent investment standards as determined by the appropriate trustee, were sold and the proceeds used to purchase Sears common shares that were credited to the ESOP suspense account until they are released in accordance with the provisions described above. (See "Deposits and Contributions--Employee Stock Ownership Plan.")
Dean Witter common shares received in the spin-off as a distribution on Sears common shares which were part of the former ESOF (see "General Information--Eligibility"), consistent with prudent investment standards as determined by the Trustee, were sold and the proceeds applied to the purchase of Sears common shares which were allocated to participants' accounts. Except to the extent that a participant expressly elects otherwise in accordance with the procedures established by the Fund, it is expected that all of the Allstate shares credited to participants' accounts, consistent with prudent investment standards as determined by the Trustee, will be sold before the end of 1995, and the proceeds applied to the purchase of Sears common shares which will be allocated to participants' accounts.


Investment Transfers

A participant may elect to transfer amounts allocated to the participant's account from the General Investments Fund, the Money Market Fund, the Equity Fund or the Fixed Income Fund to one or more of the other funds. Elections may be made once each month with respect to the participant's pre-tax account balance and once each month with respect to the participant's ESOP account balance. The Plan Administrator may vary the timing, manner and proportions of permitted elections. Amounts may be transferred between investment funds as of any month end by filing a request form with the Plan Administrator by the 25th of the month (or such other date as the Plan Administrator shall determine). All or any portion of the amounts allocated to the participant's pre-tax or ESOP General Investments Fund, Money Market Fund, Equity Fund or Fixed Income Fund accounts may be transferred, except for current-year deposits which may not be transferred.
Transfers may not be made in the first year a participant makes deposits to the Fund. Further, SIMCO has authority to limit the aggregate amount of transfers by all participants to or from any investment fund in any month; if any such limitation is exceeded, all amounts for which transfer has been requested for such month will be reduced proportionately. The excess which is not transferred will remain invested in the fund in which it was invested prior to the transfer election.

Transfers may not be made to or from a participant's accounts which contain Sears common shares or cash equivalents relating thereto except that participants whose accounts contain Dean Witter and Allstate shares may elect to have some or all of their Dean Witter or Allstate shares sold by the Fund and the net proceeds of the sale used to acquire additional Sears common shares for their accounts. Dean Witter and Allstate shares will be converted on a monthly basis at the respective average market prices realized from the sale of all Dean Witter and Allstate shares sold by the Trustee during the month in which a conversion request is effective. Requests received by the 25th day of a month will be included in that month's conversions. Those received after the 25th will be processed in the following month. Sears common shares will be acquired with the cash proceeds at current market prices and allocated to participants' accounts based on the average market price of all Sears shares acquired by the Fund during the month. Notwithstanding the foregoing, the rights of participants either to continue to hold Dean Witter shares for investment in their Fund accounts or to direct that such shares be sold and the sale proceeds reinvested in Sears common shares shall be subject to a determination by the Trustee that the continued holding or the sale of shares of Dean Witter or Allstate, as the case may be, is appropriate in light of prudent investment standards including considerations of diversification, and the Trustee shall have absolute discretion at any time to require either the sale or the continued holding of all or any portion of the shares of Dean Witter or Allstate allocated to participants' Fund accounts without regard to any election or the failure to elect by a participant with respect to such sale or continued holding.

After a participant's death and prior to distribution, all amounts allocated to the participant's accounts will automatically be transferred to the Money Market Fund, except for amounts allocated to the participant's accounts which contain Sears, Dean Witter or Allstate common shares or cash equivalents relating thereto.

Investment Policies

General

Fund investments will be made in the manner specified in the Rules and in accordance with the investment policies of the respective investment funds. To the extent moneys available for investment are not immediately invested according to the investment policy of each investment fund, such moneys may be temporarily invested in short-term income investments. Guidelines adopted by the Investment Committee as of July 21, 1995 permitted such short-term income investments to be invested in high quality commercial paper and other high quality short-term income investments. All investments will be made in light of prevailing economic and market conditions. Earnings of any investment fund will be reinvested in such fund. There can be no assurance that the investment objective of any investment fund will be achieved.

The assets of the General Investments Fund, the Equity Fund and the Fixed Income Fund are invested to approximate the composition of certain indexes of securities, as described below.


General Investments Fund


The investment objective of the General Investments Fund is to achieve an acceptable rate of return through an indexed portfolio in which one half of the assets of the General Investments Fund is invested in equity securities of U.S. companies and the other half invested in dollar-denominated fixed income securities. All investments will be made at the sole discretion of the Investment Committee or an investment manager, except that no portion of the General Investments Fund will be invested in securities of Sears or Allstate or in debt securities of Sears subsidiaries or Allstate.

The following guidelines are in effect:
(a) 50% of the assets of the General Investments Fund shall be invested in equity securities of U.S. companies equal to a capitalization-weighted index consisting of all listed securities in the Standard & Poor's 500 Composite Stock Price Index (the "S&P Index"), excluding the common shares of Sears and Allstate and any derivative rights which accrue to the ownership of those securities in the S&P Index;

(b) 50% of the assets of the General Investments Fund shall be invested in U.S. dollar fixed income securities substantially representative of, and possessing substantially the same risk and return characteristics of, the securities contained in the Lehman Brothers Aggregate Bond Index, except for debt securities of Sears or Allstate;

(c) additional purchases of the following classes of assets will not be made if the value of such class exceeds the percentage indicated of total assets (at market) of the Fund: stock index futures, stock index options and options on stock index futures--10%; interest rate futures, interest rate options and options on interest rate futures--10%; and

(d) the aggregate market value of U.S. equity securities and U.S. fixed income securities on loan may not exceed, respectively, 30% of the market value of the assets of the Fund invested in U.S. equities and 30% of such market value invested in U.S. fixed income investments and each loan must be initially collateralized by cash, U.S. government securities or letters of credit to 102% of the market value of the loaned security of which the Fund's custodian must take physical possession.

The S&P Index is a market value-weighted index consisting of 500 common stocks of large U.S. domiciled companies selected by Standard and Poor's Corporation ("S&P") through a detailed screening process starting on a macro-economic level and working toward a micro-economic level dealing with company specific information such as market value, industry group classification, capitalization and trading activity. S&P's primary objective for the S&P Index is to represent the segment of the U.S. equity securities markets consisting of large market capitalization stocks. However, companies are not selected by S&P for inclusion because they are expected to have superior stock price performance relative to the market in general or other stocks in particular.

The Lehman Brothers Aggregate Bond Index is made up of the Lehman Government/Corporate Bond Index ("Bond Index"), the Lehman Mortgage-Backed Securities Index ("Mortgage-Backed Securities Index"), and the Lehman Asset-Backed Securities Index ("Asset-Backed Securities Index"). The Bond Index is a composite of all publicly issued, fixed rate, nonconvertible, domestic bonds. The issues are rated investment grade or higher by Moody's Investors Service, Inc., S&P, or Fitch Investors Service, Inc., in that order, have a minimum outstanding principal of $100 million for U.S. Government issues or $50 million for other bonds, and have a maturity of at least one year. The index is capitalization-weighted. The Mortgage-Backed Securities Index includes 15- and 30-year fixed rate securities backed by mortgage pools of the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal National Mortgage Association. Graduated payment mortgages and balloon mortgages are included in the index; buydown, manufactured homes and graduated equity mortgages are not. The Asset-Backed Securities Index is composed of credit card, auto, and home equity loans. Included in the index are pass-through, bullet (noncallable), and controlled amortization structures; no subordination tranches are included. All securities have an average life of at least one year.


Equity Fund

The investment objective of the Equity Fund is to invest in an indexed portfolio of equity securities in the same manner as the equity securities portion of the General Investments Fund, as described above. All investments will be made at the sole discretion of the Investment Committee or an investment manager, except that no portion of the Equity Fund will be invested in equity securities of Sears or its subsidiaries or Allstate.

The following guidelines are in effect:

(a) additional purchases of stock index futures, stock index options and options on stock index futures will not be made if the value of such class of instruments exceeds the 5% of total assets (at market) of the Fund; and

(b) the aggregate market value of U.S. equity securities on loan may not exceed 30% of the market value of the Fund's marketable U.S. equity investments and each loan must be initially collateralized by cash, U.S. government securities or letters of credit to 102% of the market value of the loaned security of which the Fund's custodian must take physical possession.


Fixed Income Fund

The investment objective of the Fixed Income Fund is to invest in an indexed portfolio of fixed income securities in the same manner as the fixed income portion of the General Investments Fund, as described above. All investments will be made at the sole discretion of the Investment Committee or an investment manager, except that no portion of the Fixed Income Fund will be invested in securities of Sears or Allstate or in debt securities of Sears subsidiaries.

The following guidelines are in effect:

(a) positions in interest rate futures, interest rate options and options on interest rate futures will be limited to 5% of the value (at market) of the Fund; and

(b) the aggregate market value of U.S. fixed income securities on loan may not exceed 30% of the market value of the Fund's marketable U.S. fixed income investments and each loan must be initially collateralized by cash, U.S. government securities or letters of credit to 102% of the market value of the loaned security of which the Fund's custodian must take physical possession.


Money Market Fund

The objective of the Money Market Fund is preservation of principal and, to the extent consistent with this objective, production of current income, by investing in short-term securities. The Money Market Fund is invested in commercial paper, certificates of deposit, short-term United States government and government agency securities, and other short-term income investments, subject to the same guidelines as set forth for short-term income investments under "Investment Policies--General" above. No investments will be made in the securities of Sears or its affiliates or Allstate.


Company Shares Fund

The Company Shares Fund is invested in the common shares of Sears. Pending investment in Sears common shares, available amounts may be invested in a Cash Equivalents Fund. All dividends on Sears common shares held in the Company Shares Fund and earnings on the related Cash Equivalents Fund will be used to acquire additional Sears common shares.


Additional Investment Funds

The Investment Committee may establish, from time to time, investment funds in addition to those specifically described herein.

For additional information with respect to the investments of the Fund, reference is made to the financial statements of the Fund incorporated herein by reference to the Fund's annual reports on Form 11-K.


Investment Performance

The investment performance of each participant's account will depend on the timing and amounts of deposits and contributions, as well as the performance of the investment funds in which the participant's account is invested. The Equity Fund and the Fixed Income Fund were created in January 1993 and, therefore, currently do not have a five year operating history. The results for the periods indicated should not be considered as representative of future performance.

For the periods set forth below, the return on the General Investments Fund (interest, dividends and realized and unrealized changes in market value of investments) was as follows:

Year ended December 31, 1990                           -.58%
Year ended December 31, 1991                           31.2%
Year ended December 31, 1992                            4.3%
Year ended December 31, 1993                            8.3%
Year ended December 31, 1994                            -.7%
Seven months ended July 31, 1995                       17.7%

For the periods set forth below, the return on the Equity Fund
(interest, dividends and realized and unrealized changes in market value of investments) was as follows:

Year ended December 31, 1990                           N/A
Year ended December 31, 1991                           N/A
Year ended December 31, 1992                           N/A
Year ended December 31, 1993                           .7%
Year ended December 31, 1994                           1.3%
Seven months ended July 31, 1995                      24.1%


For the periods set forth below, the return on the Fixed Income Fund (interest and realized and unrealized changes in market value of investments) was as follows:

Year ended December 31, 1990                           N/A
Year ended December 31, 1991                           N/A
Year ended December 31, 1992                           N/A
Year ended December 31, 1993                          8.0%
Year ended December 31, 1994                         -2.9%
Seven months ended July 31, 1995                     11.2%

For the periods set forth below, the compounded annualized yield of the Money Market Fund was as follows:

Year ended December 31, 1990                           8.8%
Year ended December 31, 1991                           6.7%
Year ended December 31, 1992                           4.1%
Year ended December 31, 1993                           3.3%
Year ended December 31, 1994                           4.4%
Seven months ended July 31, 1995                       6.2%

For the same periods, the average cost of Sears common shares acquired for the Company Shares Fund (not including shares acquired with the proceeds of the ESOP loan which were acquired at an average cost of $36.51 and subsequently adjusted in 1993 to $28.46 as a result of the Dean Witter spin-off and adjusted again in 1995 to $15.27 as a result of the Allstate spin-off), the closing price of such shares (New York Stock Exchange--Composite Transactions) at the end of the period and dividends per share were as follows:

                                         Year ended December 31,
                             1990     1991     1992     1993     1994
Average cost                 $32.28   $35.31   $42.37   $46.51*  $48.01
Closing price                $25.38   $37.88   $45.50   $52.88   $46.00
Dividends per share          $ 2.00   $ 2.00   $ 2.00   $ 1.60   $ 1.60

Seven months ended July 31, 1995
Average cost                 $27.97**
Closing price                $32.63
Dividends per share          $  .80

________________
*As adjusted as a result of the spin-off of Dean Witter on June 30, 1993.
**As adjusted as a result of the spin-off of Allstate on June 30, 1995.

Had expenses of the Fund been charged against the General Investments and Money Market Funds to the maximum extent permitted by law, based upon the Fund's estimate, the investment results noted above for the years 1990 through 1994 would not have decreased by more than .4% for any of the indicated periods. Some of such expenses were charged against such investment funds in 1991 through 1994. Had expenses of the Fund been charged against the Equity and Fixed Income Funds to the maximum extent permitted by law, based upon the Fund's estimate, the investment results noted above for 1993 and 1994 would not have decreased by more than .4%. Some of such expenses were charged against the Equity and Fixed Income Funds in 1993 and 1994. In future years, certain of such expenses may be charged against plan assets and others may be absorbed by Sears or reduce the amount of the Company Contribution, at Sears discretion. The following chart sets forth the maximum amount of expenses that could have been charged, and, where applicable, the actual amount charged during the relevant years:


Fund                           1990    1991    1992    1993   1994
General Investments Fund
  Maximum                       .4%     .4%     .4%     .4%     .4%
  Actual                        N/A    .14%    .22%    .22%    .15%

Equity Fund
  Maximum                       N/A     N/A     N/A     .4%     .4%
  Actual                        N/A     N/A     N/A    .23%    .19%

Fixed Income Fund
  Maximum                       N/A     N/A     N/A     .4%     .4%
  Actual                        N/A     N/A     N/A    .26%    .22%

Money Market Fund
  Maximum                       .4%     .4%     .4%     .4%     .4%
  Actual                        N/A     04%    .13%    .13%    .13%




INVESTMENT  MANAGEMENT


Investment Committee

Except to the extent that authority has been delegated to SIMCO and to other investment managers and to the extent that the Trustees delegate to an agent authority to invest cash in short-term investments, including collective trust funds, pending directions by the Investment Committee or SIMCO, Fund investments are made in accordance with the Rules under the direction of the Investment Committee, whose Members (none of whom is or may be a Trustee of the Fund) are appointed by and serve at the pleasure of Sears. Currently the following persons are Members of the Investment Committee:

Name, Principal Occupation, Relationship with the Company, and Address

Alan J. Lacy*, Executive Vice President and Chief Financial Officer of Sears--3333 Beverly Road, Hoffman Estates, Illinois 60179

James A. Blanda, Vice President and Controller of Sears--3333 Beverly Road, Hoffman Estates, Illinois 60179

Alice M. Peterson, Vice President and Treasurer of Sears--3333 Beverly Road, Hoffman Estates, Illinois 60179

David Shute, Senior Vice President, Law, and Corporate Secretary of Sears--3333 Beverly Road, Hoffman Estates, Illinois 60179

______________
*Chairman of the Investment Committee


Investment Managers

The Investment Committee has appointed SIMCO (a wholly-owned subsidiary of Sears and a registered investment adviser under the Investment Advisers Act of 1940) as investment manager. As investment manager, SIMCO possesses all of the investment management powers and serves at the pleasure of the Investment Committee. Currently the following persons constitute the senior investment management staff of SIMCO:

Name, Principal Occupation, Relationship with SIMCO, and Address

Stanley H. Wright, President of SIMCO--55 W. Monroe Street, Suite 3200, Chicago, Illinois 60603

Michael F. Norton, Vice President--Fixed Income of SIMCO--55 W. Monroe Street, Suite 3200, Chicago, Illinois 60603

The directors of SIMCO are Messrs. Wright and Norton and James D.
Constantine, Senior Assistant Treasurer of Sears.


RULES

The rights and obligations of participants are set forth in the Rules as in effect from time to time. The Rules relate not only to the matters described above under the captions "General Information," "Deposits and Contributions" and "Investments," but also to certain other matters indicated below. The Rules, together with the Trust Agreements related thereto, are set forth in the exhibits to the Registration Statement. Reference is hereby made to the exhibits for a complete statement of the Rules and the following is qualified in its entirety by such reference.


Allocation of Company Contributions

The Company Contribution to the Fund each year is allocated pro rata on the basis of each participant's respective basic pre-tax deposits during the year. Subject to the limitations set forth under "Deposits and Contributions--Limitations on Deposits and Contributions," each participant participates in these contributions each year by multiplying the participant's basic pre-tax deposits during the year by the "Base Rate" established for the year. The Base Rate is determined by dividing the Company Contribution by the total participants' basic pre-tax deposits for the year, except that in the case of a participant who is entitled to share in such Contribution for the year and severs from service before the Contribution is known, the Base Rate will be determined on the basis of an approximation of such Company Contribution. Except for participants who terminate employment with the participating employers by reason of transfer to a Sears "controlled group member" as defined in the Internal Revenue Code and who remain so employed until December 31 and except as set forth under "Total Withdrawal," participants who die or terminate employment prior to December 31 in any year will not share in such Contribution for that year. Allocation of such Contribution is made only on the basis of basic pre-tax deposits and does not take into account any additional pre-tax or after-tax deposits.

The actual Base Rates for the past five years, and as modified for 1990 based upon the Fund's estimate had certain expenses of the Fund been deducted as occurred beginning in 1991 and as may occur in future years, are as follows:

                          1990      1991       1992      1993      1994
Actual                    $.126     $.291*     $.240     $.700     $.700
Modified                  $.091     N/A*         **      N/A        N/A


_______________________________
 *In 1991, had the above mentioned expenses not been deducted, the Base Rate would have been $.321.
**In 1992, there was no Company Contribution in cash except for advances to participants who retired before December 31, 1992 and were entitled to receive a prorated estimate of the Company Contribution for that year. However, Sears common shares were released from the ESOP suspense account and allocated to participants' accounts.


Total Withdrawal

Participation in the Fund ceases after termination of employment with all Sears controlled group members except that participants who request deferral of distribution as described below under "Payment of Withdrawals" remain participants. After termination of employment, a participant (or the participant's beneficiary in the event of death) is entitled to withdraw the moneys and Sears, Dean Witter and Allstate common shares credited to the participant's account as of the last posted valuation date preceding the date on which payment is made, adjusted for subsequent deposits and withdrawals and dividends on Sears, Dean Witter and Allstate common shares, except that any Sears, Dean Witter or Allstate common shares converted into cash in connection with a withdrawal shall be valued as of the date the Fund makes distribution. At least one valuation date shall be established by the Plan Administrator for each year; as of the date of this Prospectus Supplement, the Plan Administrator had determined that the valuation dates are the last day of each month. Any participant who withdraws as a result of termination of employment and thereafter is reemployed by any participating employer is immediately eligible for participation. Participants who have made only after-tax deposits may suspend such deposits and withdraw their entire account balance except that such deposits made during the year of the suspension may not be withdrawn until the following year. Such a total distribution would not preclude a participant from again electing to make deposits during an annual election period. Participants who are residents of Puerto Rico who make only after-tax deposits but do receive Company Contributions cannot make a total withdrawal until the earlier of termination of employment or, while still employed (and not making current year deposits), upon attainment of five years of Fund participation.

After retirement a participant is entitled to withdraw the moneys and Sears, Dean Witter and Allstate common shares credited to the participant's account as described above. In addition, a participant who terminates employment or dies after age 55 if the participant has completed 10 years of continuous service, or who terminates employment after age 50, because of health problems or because of the closing or reorganization of a unit, if the participant has completed 10 years of continuous service, is entitled to a pro rata share of the estimated Company Contribution to the Fund for the year in which termination of employment or death occurs. The estimate is based on the actual results of Company operations for the prior twelve months ending with each valuation date.


Partial Withdrawal

Any partial withdrawal permitted under the Rules will not terminate participation. A participant (other than a restricted participant under circumstances described below under "Payment of Withdrawals") may withdraw his or her entire interest in the Fund reduced by (i) the participant's portion of the last two Company Contributions credited to his or her account if the participant has fewer than five years of Fund participation, plus (ii) the after-tax deposits made during the calendar year of the withdrawal, plus (iii) all pre-tax deposits made and any earnings attributable thereto. Withdrawals may not include prior year pre-tax and after-tax deposits until the participant has received his annual account statement for the prior year.

After first exhausting all amounts available from the ESOP account, a participant under age 59-1/2 without alternative financial resources may withdraw all pre-tax deposits contributed through the end of the prior year: (1) to pay unreimbursed medical expenses of the participant or his or her spouse or dependents; (2) to purchase a primary residence for the participant (excluding mortgage payments); (3) to pay tuition for the next twelve months of post-secondary education for the participant, his or her spouse, children or dependents; (4) when needed, to prevent the eviction of the participant from his or her principal residence or foreclosure on the mortgage on such residence; (5) to pay funeral expenses; (6) to pay for the repair of serious damage to the participant's principal residence caused by a catastrophic event such as a fire, flood, hurricane or earthquake, that was not covered or reimbursed by insurance; or (7) such other deemed immediate and heavy financial need established from time to time by the Commissioner of Internal Revenue. The participant must submit proof of the need by providing the Fund with copies of bills, estimates, notices of foreclosure or other documents.

At or after age 59-1/2, a participant who has made a partial withdrawal of the maximum cash amount otherwise permitted may withdraw pre-tax deposits and earnings thereon except for any pre-tax deposits made during the year in which the participant requests withdrawal. Such a participant need not withdraw Sears, Dean Witter or Allstate shares before amounts can be withdrawn from pre-tax deposits and earnings thereon, unless the value of such a participant's net after-tax deposits is greater than the available cash amount in his ESOP account.

A participant may designate the investment funds from which partial withdrawals are to be made. If no such designation is made, the participant's investment fund accounts will be charged in the order and in such proportion as the Plan Administrator may specify. However, in the case of a participant electing withdrawal in the form of Sears common shares, the withdrawal will first be charged against the participant's account containing Sears common shares (except for accounts which contain distributions from the ESOP), then from his or her accounts containing Sears common shares which relate to distributions from the ESOP, then from the Money Market Fund, Fixed Income Fund, General Investments Fund, Equity Fund and finally from Dean Witter and then Allstate shares.

In addition, a participant age 55 or more may make withdrawals from the ESOP during the 90 days following the end of the plan year in which he or she completed ten years of participation in the ESOP, and during the 90-day period following each of the five succeeding plan years. Such withdrawals are limited to 25% of the participant's cumulative interest in the ESOP (50%, in the case of the last 90-day period) during each such period. Each withdrawal shall be reduced by the aggregate amount of all prior withdrawals. This withdrawal provision will not apply if the participant's ESOP account is worth $500 or less determined as of the end of the month immediately preceding the first day of any such 90-day period.


Mandatory Distribution if over Age 70-1/2

Each participant who attains age 70-1/2 after December 31, 1987, will receive a lump sum distribution of such participant's account balance in the Fund no later than April 1 following the year in which the participant attains age 70-1/2, and no later than April 1 of each year thereafter, of all amounts credited to such participant's accounts during the preceding year.


Payment of Withdrawals

After termination of employment or approval of a partial withdrawal, a participant (or a participant's beneficiary in the event of death) is entitled to the moneys and Sears, Dean Witter and Allstate common shares described above. Withdrawals will be paid in cash except for Sears, Dean Witter and Allstate common shares which will be distributed in kind. However, from May 1, 1994 through April 30, 1996, participants (and beneficiaries of deceased participants) who are receiving complete withdrawals as a result of employment termination (or the death of a participant) may request that Sears shares in their accounts be converted to cash, at prevailing market prices on the date of distribution, providing that there are no more than 50 such shares in the participant's (or beneficiary's) account on the date of distribution and subject to the authority of an investment manager to suspend such conversions in certain circumstances.

A participant, but not the beneficiary of a participant, whose account balance exceeds $3,500 and who terminates employment with all controlled group members prior to age 65 will not receive a distribution from such participant's account until the month after the participant attains age 65, unless the participant, prior to or within a reasonable period of time following termination of employment, elects to receive an immediate distribution. A participant whose distribution is so deferred is a "restricted participant." Any terminated participant with an account balance in excess of $3,500 who voluntarily elects to defer receipt will also be a restricted participant. Beneficiaries of participants may not elect to defer receipt. Restricted participants may request a total withdrawal at any time after deferral but not after age 70. Restricted participants may request the conversion of Dean Witter and Allstate shares to Sears shares and may request transfers among the General Investments, Equity, Fixed Income and Money Market Funds as described above under "Investment Transfers" as often as once per month.
Restricted participants may not make partial withdrawals, except that a restricted participant who prior to retirement has attained at least age
(i) 55 and at least 20 years of service, or (ii) 60 and at least 10 years of service, or (iii) 50 and at least 10 years of service and whose service is terminated as a result of a unit closing or reorganization or due to reasons of health, may request partial withdrawals for up to 15 months after termination of employment, but in no event may such a participant request partial or total withdrawals later than April 1 of the calendar year after the participant reaches age 70-1/2. A participant who attained age 70-1/2 before 1987 and who thereafter terminates employment may defer distribution until April 1 of the year following termination.

Participants who transfer to or are rehired by non-participating employers of the controlled group or who remain employed by former participating employers will continue to be participants for all purposes of the Fund except that they may not make deposits unless re-employed by a participating employer.

Restricted participants may not make deposits to the Fund nor will they receive any portion of the Company Contribution other than as described above under "Allocation of Company Contributions."

Amounts allocable under the ESOP to a participant may be withdrawn only after all other amounts credited to his or her account that are eligible for withdrawal have been withdrawn. A participant who makes a total or partial withdrawal (other than a withdrawal from the pre-tax account) may direct that the withdrawal be used to purchase additional whole Sears common shares, if all shares that are eligible for withdrawal from the Company shares account have been withdrawn. If the Fund is directed at the time of a withdrawal to convert some or all of a participant's Dean Witter or Allstate shares into Sears shares, the Dean Witter and Allstate shares will be converted to cash at their respective closing market price on the date of distribution, less any commissions. The Sears shares acquired would be allocated to the participant based on the mean market price of Sears shares on the distribution date, plus any commissions.


Assignment

Apart from the withdrawal and retirement privileges described above, no participant is entitled to withdraw, transfer, assign or hypothecate any of the moneys or securities credited to the participant's account in the Fund. However, the interests of participants or their beneficiaries may be subject to "qualified domestic relations orders" within the meaning of the Internal Revenue Code, and in connection with such an order, amounts distributable from a participant's account may exceed the amount available to the participant for a partial withdrawal.


Designation of Beneficiary

A participant may designate one or more beneficiaries to receive the participant's interest in the Fund in the event of death. Any such designation and any change in or revocation thereof must be in writing on a form provided and accepted by the Fund and must be filed with the Plan Administrator or the employer prior to the participant's death. In the case of a participant who is married at the date of death, a designation of a beneficiary other than, or in addition to, a surviving spouse is valid only with the written consent of the spouse, witnessed by a notary public. In the absence of a valid designation form on file with the Fund or the employer at the time of a participant's death, the assets of a deceased participant, in accordance with federal law, will be paid to the surviving spouse or to the participant's estate if there is no surviving spouse. Fund designations made on beneficiary forms bearing revision dates prior to 10/91 will not be considered valid unless the participant has initialled and dated such a form above the participant's original signature on or after October 1, 1991.


Amendments and Interpretation

All questions of interpretation of the Rules including questions relating to accounting, values, profits, or other matters are determined pursuant to procedures adopted by the Plan Administrator, and such decisions are final and conclusive upon all participants. The Plan Administrator or his or her designee reviews and makes decisions on claim denials. Written notice must be given to any participant whose request for benefits has been wholly or partially denied and such participant must be informed of the specific reasons for denial and afforded a reasonable opportunity for a full and fair review of the disposition of the request. Sears may amend the Rules from time to time.


Voting of Sears, Dean Witter and Allstate Shares Held by Fund

All participants are entitled to give instructions to the Trustee with respect to the voting of the Sears, Dean Witter and Allstate common shares credited to their accounts in the Fund as of the valuation date preceding the record date for such voting (reduced by partial withdrawals occurring between such valuation and record dates). Participants are provided with sealable envelopes in which to send their voting instruction forms to an independent proxy tabulation firm selected by the Trustee for tabulation and certification of the results. The shares credited to the accounts of those participants who forward voting instructions, within the time specified by the Trustee, are voted in accordance with their instructions and shares as to which instructions are not timely received, as well as unallocated shares, will be voted in the same proportion as all allocated shares held under the Fund with respect to which directions are received by the proxy tabulation agent. However, in the event that participants do not submit timely voting instructions with respect to at least 50% of the total number of Sears, Dean Witter or Allstate common shares allocated to the accounts of Fund participants in the aggregate, the Trustee will vote such undirected Sears, Dean Witter or Allstate shares and unallocated Sears shares in its discretion and the ESOP Trustee will vote all unallocated Sears common shares in the ESOP suspense account in its discretion.


Tender Offers

In the event of a tender or exchange offer for Sears, Dean Witter or Allstate shares, shares as to which participants' instructions to tender or exchange are timely received by the tender or exchange offer tabulation agent selected by the Trustee will be tendered or exchanged and shares as to which instructions are not timely received will not be tendered or exchanged. The Trustee will use its own discretion in making decisions regarding whether or not to tender or exchange unallocated shares. The ESOP Trustee will use its own discretion in making decisions regarding whether or not to tender or exchange unallocated Sears common shares held in the ESOP suspense account.

The Department of Labor ("DOL") has stated the position that notwithstanding voting and tendering provisions similar to those described above concerning Sears, Dean Witter and Allstate common shares held by the Fund, trustees, as fiduciaries, are obligated under Title I of ERISA to act in the best interests of plan participants and beneficiaries in connection with voting and tendering decisions, including the determinations as to the propriety of following each participant's direction in respect of allocated shares and whether to follow the voting and tendering provisions of the plan in the case of unallocated shares and non-directed allocated shares.


Personal Liability of Trustees, Investment Committee Members or Other
Fiduciaries

Judgments or decrees rendered against the Fund, the Trustees, the Investment Committee or other fiduciaries which are not based upon a breach of fiduciary responsibility are to be satisfied from Fund assets and not from assets of the Trustees, the Members of the Investment Committee or other named fiduciaries.

The Trust Agreement between Sears and the Trustee provides that the Trustee shall be indemnified, held harmless and promptly reimbursed by Sears against all claims, liabilities, fines and penalties and all expenses (including, but not limited to, attorney fees) reasonably incurred by or imposed upon it which arise as a result of the Trustee's actions or failures to act by reason of serving as Trustee, to the extent lawfully allowable; provided that, notwithstanding the foregoing,
(a) the Trustee shall not be indemnified for its negligence, for willful breach of responsibility, for actions or failures to act taken in bad faith, or for any breach of ERISA and (b) the Company shall not indemnify the Trustee for any such amount incurred through any settlement or compromise of any action unless the Company consents in writing to such settlement or compromise. The Trust Agreement also provides that to the maximum extent permitted by law, none of the Plan Administrator, any present or former Investment Committee member, nor any person who is or was a director, officer, or employee of an Employer, shall be personally liable for any act done or omitted to be done in the administration of the Plan or this Trust Agreement, or the investment of the Trust Fund, unless such person acted dishonestly. Any employee to whom the Investment Committee, the Plan Administrator, or the Company has delegated any portion of its responsibilities under the Plan, any person who is or was a director or officer of an Employer, the Plan Administrator, members and former members of the Investment Committee, and each of them, shall, to the maximum extent permitted by law, be indemnified and saved harmless by the Employers (to the extent not indemnified and saved harmless under any liability insurance or other indemnification arrangement with respect to the Fund or this Trust Agreement) from and against any and all liability or claim of liability to which they may be subjected by reason of any act done or to be done in connection with the administration of the Plan or this Trust or the investment of the Trust Fund, including all expenses reasonably incurred in their defense if the Employers fail to provide such defense, unless such person acted dishonestly.

The Trust Agreement between Sears and the ESOP Trustee of the Fund provides for indemnification of the ESOP Trustee similar to that provided to the Trustee.

The New York Business Corporation Law ("BCL") and the By-Laws of Sears generally provide for the indemnification of any director or officer of Sears who is or is threatened to be made a party to any action because such person is or was a director or officer of Sears, or because such person served another enterprise (including SIMCO and the Fund) at the request of Sears, against judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) in connection with such action, as limited by the BCL and the By-Laws in certain circumstances depending upon the type of conduct involved and the nature of the action. As authorized by the Delaware General Corporation Law ("GCL"), the by-laws of SIMCO, also provide for indemnification of directors, officers, employees and agents of SIMCO in a manner generally similar to that described above.

As authorized by the banking laws of the State of New York, the by-laws of the Trustees generally provide indemnification to their officers and directors that is substantially similar to the indemnification provisions of Sears described above.

The BCL authorizes Sears and the Trustees, and the GCL authorizes SIMCO, to purchase indemnification insurance.

Sears has in effect insurance policies with total coverage of
$100,000,000   (subject to a deductible) which insure directors and
officers of Sears and of certain other entities (including SIMCO and the Fund) against certain claims which are not indemnifiable by Sears, SIMCO or the Fund.

Sears also has in effect insurance policies with total coverage of $75,000,000 (subject to a deductible) which provide for the payment by the insurer of amounts, excluding certain fines and penalties which are legally uninsurable and certain other matters, which Sears, certain other entities (including SIMCO and the Fund), or their officers, directors or employees become obligated to pay by reason of any claim based upon an act or omission in the management or administration of certain employee benefit plans (including the Fund) sponsored by Sears and certain subsidiaries of Sears.
The Trustee has insurance in effect with total coverage of $60,000,000 (subject to a deductible) which insures directors and officers of the Trustee against certain claims which are not indemnifiable by the Trustee. The Trustee also has its own bankers blanket bond of
$150,000,000   (subject to a deductible) insuring it against robbery,
theft, fidelity and mysterious disappearance.  An additional $50,000,000 policy (subject to a deductible) acts as excess coverage over the blanket bond to provide protection for the loss of customer securities in its custody. In addition, a professional liability policy of $50,000,000 (subject to a deductible) is carried which protects against legal liability for an act, error or omission committed in the performance of professional services in connection with trust operations.

The ESOP Trustee has in effect insurance policies with total coverage of $50,000,000 (subject to a deductible) which insure the officers and directors of the ESOP Trustee and of certain other entities affiliated with the ESOP Trustee, against liabilities which are not indemnifiable by the ESOP Trustee. This coverage provides insurance to officers and directors for any "wrongful act" committed in their capacities as officers and directors. "Wrongful act" is defined as any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty of officers and directors while acting in their individual or collective capacities, subject to standard insurance policy exclusions. The ESOP Trustee has its own bankers blanket bond of $100,000,000 insuring it against robbery, theft, embezzlement, forgery, computer crime and mysterious disappearance. An additional $75,000,000 policy acts as excess coverage to the blanket bond to provide protection against the loss of customer securities in its custody or in transit. The ESOP Trustee has in effect a professional liability policy of $20,000,000 which protects it against legal liability from any act, error or omission committed in the performance of professional services in its corporate trust operations.


Certain Charges to a Participant's Account

If legal actions against the Trustees, the Plan Administrator, any participating employer, the Investment Committee or Members thereof, or their agents, or the investment manager, result adversely to the person bringing the action or if the action arises because of conflicting claims to benefits of a participant or beneficiary, all costs of defending such action shall be charged to the particular participant's account, to the extent permitted by law.


Termination of Participation by an Employer

If any employer (other than Sears) whose employees are Fund participants is judicially declared bankrupt or insolvent or ceases to be a wholly-owned subsidiary or if any employer or a division of any employer is terminated, the assets of the Fund then to the credit of employees of such employer who do not become employees of Sears or of any other participating employer shall be paid for their respective accounts to a profit sharing or pension trust, if any, maintained or established by such employer or division or the purchaser or transferee of such employer or division. If no such trust is established within six months or such additional time as the Trustee shall allow, then the account balances of such employees shall be paid to such employees as soon as practicable in the manner described above under the caption "Total Withdrawal," to the extent permitted by the Internal Revenue Code. In addition, where a participating employer, or substantially all of its assets is sold, a pro rata portion of the unallocated shares held under the ESOP and pledged to secure repayment of the ESOP Loan may be sold and the proceeds applied towards repayment of the ESOP Loan.


Termination of the Fund

Sears Board of Directors may at any time terminate the Fund or discontinue the Company Contribution to the Fund. After the announcement of such termination or discontinuance, no new participant may join the Fund and the assets of the Fund shall be distributed among Fund participants as soon as practicable in the manner described above under the caption "Total Withdrawal," to the extent permitted by the Internal Revenue Code and other applicable legal provisions.


ERISA

The Fund is subject to certain provisions of Titles I and II of ERISA including the provisions relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Fund is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on plan termination.


CERTAIN FEDERAL TAX CONSIDERATIONS

The following material summarizes certain provisions of the Internal Revenue Code, which affect Fund participants generally. The federal income tax consequences to participants may be affected by their individual circumstances and by subsequent rules, regulations, interpretations and changes in the Internal Revenue Code. Accordingly, participants are urged to consult their tax advisors concerning their participation in, and withdrawals from, the Fund.


Tax Status of the Fund

As a qualified trust within the meaning of Section 401 of the Internal Revenue Code, the Fund is not subject to federal income tax on its investment income or upon any part of the appreciation in the value of its investments which may be realized upon their sale or transfer. Participants and their beneficiaries will be subject to federal income tax on the Fund's investment income, the appreciation in the value of the Fund's investments which may be realized upon their sale or transfer and Company Contributions as set forth below under "Tax on Partial Withdrawal", "Tax on Total Withdrawal" and "Additional Taxes."


Tax Treatment of Contributions and Deposits When Made

Sears and other participating employers receive a federal income tax deduction for their contributions to the Fund. Sears receives a deduction for dividends paid on common shares attributable to the ESOP or the former ESOF, which are used to pay principal or interest on ESOP Loans. A participant's basic and additional pre-tax deposits are not includable in a participant's gross income for federal income tax purposes in the year in which these deposits are made; however, these deposits will be included in a participant's compensation for purposes of determining the participant's Social Security tax. A participant's after-tax deposits are includable in the participant's gross income for federal income tax purposes as well as Social Security purposes in the year in which these deposits are made.


Tax on Partial Withdrawal

For federal income tax purposes, partial withdrawals will be considered to be made (i) first from a participant's accounts reflecting after-tax deposits made prior to January 1, 1987; (ii) then from the participant's accounts reflecting after-tax deposits made after December 31, 1986 and earnings on those deposits; (iii) then from the participant's accounts reflecting earnings on after-tax deposits made before January 1, 1987;
(iv) then from the participant's accounts reflecting Company Contributions to the Fund; and (v) then from the participant's pre-tax accounts if available for partial withdrawal.

Upon a partial withdrawal, any amount received by a participant reflecting earnings on the participant's after-tax and pre-tax deposits and any Company Contributions, any amount received reflecting Company Contributions and any amount received reflecting pre-tax deposits, is subject to federal income tax as ordinary income in the year received, calculated with respect to Sears, Dean Witter and Allstate common shares so withdrawn on the basis of their market value at the time of such withdrawal, except that unrealized appreciation attributable to the participant's after-tax deposits is taxed, not at the time of withdrawal, but when and if realized through a subsequent sale or taxable exchange of the common shares.

See also "Additional Taxes" below.

Tax on Total Withdrawal

Capital Gains Treatment

In the case of a total withdrawal, upon termination of employment by a participant who was at least age 50 before January 1, 1986 and who joined the Fund prior to 1974, of amounts credited to the participant's account, the amount received by the participant in excess of his or her own after-tax deposits not previously withdrawn is subject to federal income tax as a long-term capital gain, under certain circumstances at a 20% rate, to the extent the credits withdrawn are attributable to participation in the Fund prior to 1974.

Participation in the Fund prior to and after December 31, 1973 is calculated for the purpose of the foregoing on the basis of the total number of months of participation in the Fund in each of these two periods in relation to the total number of months as a participant in the Fund. In making this calculation, any part of a calendar year of participation in the Fund prior to 1974 is counted as 12 months and any part of a month after December 31, 1973 is considered as a full month. The calculation is applied to the value of the participant's account at the time of payment.

Alternatively, a participant may elect to treat all of a lump sum distribution as if it were earned after 1973 so that it will be taxed as ordinary income, if eligible for the special five or ten year forward averaging described below.


Ordinary Income Treatment

Except for amounts as to which the capital gains treatment described above applies, upon a total withdrawal, the amount withdrawn by a participant in excess of the participant's after-tax deposits not previously withdrawn is taxed as ordinary income, except as described below.

Upon a total withdrawal, a participant who terminates participation after participation for five full calendar years who is at least age 59-1/2 may elect to take the benefit of a special five year forward averaging provision pursuant to which the tax is imposed on the ordinary income portion of the total withdrawal from the Fund and from other plans qualified under the Internal Revenue Code at then current ordinary income rates for single taxpayers, and, in determining the applicable rate, income from all sources, other than the long-term capital gain portion of the withdrawal, is disregarded.

A participant who was at least age 50 before January 1, 1986 may elect to take the benefit of a special ten year forward averaging provision similar to the special five year forward averaging provision described above, except that the tax is imposed at 1986 tax rates for single taxpayers. Alternatively, such a participant may elect to take the benefit of the special five year forward averaging provision described above.

The election to use special five or ten year forward averaging must be applicable to all eligible lump sum distributions received in the same taxable year. If a lump sum is received from the Fund and a participating employer's pension plan in the same taxable year, and one distribution is rolled over into an individual retirement account, special five or ten year forward averaging may not be elected for the distribution which is not rolled over. The election to use special five or ten year forward averaging after December 31, 1986 may only be made once.

Under the foregoing methods of calculating federal income tax in the case of a total withdrawal upon termination of service, the participant is not required to pay federal income tax on the amount, if any, by which the market value at the time of withdrawal of the Sears, Dean Witter and Allstate common shares withdrawn exceeds the average cost of such shares until such time as the unrealized appreciation in value is realized through a subsequent sale or taxable exchange of such shares. Alternatively, the participant may elect to pay federal income tax on such amount and include such amount in the calculation for purposes of the special five or ten year forward averaging described above. This election may be advantageous principally to participants who intend to sell their Sears, Dean Witter or Allstate common shares shortly after withdrawal, are eligible for the special five or ten year forward averaging, and are not subject to the additional taxes described below.


See also "Additional Taxes" below.


Additional Taxes

Except to the extent a partial or total withdrawal is used for tax-deductible medical expenses, in general, an additional 10% tax on the amount subject to federal income tax also applies unless, at the time of the withdrawal, (i) the participant is at least age 59-1/2, (ii) the participant is at least age 55 by the end of the year in which the participant makes a total withdrawal after separation from service, or
(iii) the withdrawal is pursuant to a qualified domestic relations order. The 10% additional tax does not apply to withdrawals due to disability or death.

If the aggregate amount of withdrawals from the Fund includable in gross income, plus withdrawals or payments under other plans, including company pension plans, qualified under Section 401 of the Internal Revenue Code and individual retirement accounts, individual retirement annuities or individual retirement bonds, for any year exceeds $150,000
($750,000   if the participant is eligible and elects to use the special five or ten year forward averaging to compute the tax), a further 15% tax (or 5%, in the case of participants who are subject to the 10% additional tax referred to above) is imposed on the excess. For purposes of calculating the amount subject to the tax, a participant, whose aggregate benefits in the Fund and the other aforementioned plans
were at least $562,500   on August 1, 1986, may have irrevocably elected
(on a federal tax return filed for a taxable year ending before January 1, 1989) to take the benefit of certain provisions of the Internal Revenue Code which partially exclude from the amount subject to the 15% (or 5%) tax, benefits accrued through August 1, 1986. If the participant had not made this election, the tax will apply only to amounts distributed in any year in excess of the amounts stated above. If the participant elects to use the special five or ten year forward averaging, the qualified plan withdrawals or payouts subject to tax shall be determined separately.


Individual Retirement Accounts and Other Deferred Vehicles

A participant may defer all or a portion of the taxes upon a total or partial withdrawal by making a qualifying rollover of all or a portion of the amount received (other than an amount equal to the participant's aggregate after-tax deposits not previously withdrawn and any amount distributable under the Fund's mandatory distribution rules that is not eligible for such rollover) to an individual retirement account, individual retirement annuity or to a qualified retirement plan of another employer which accepts such rollovers. In such event, the special five or ten year forward averaging and capital gains provisions described above for total withdrawals upon termination of employment do not apply to any portion of the distribution.

The taxable portion of any total withdrawal (except for certain amounts subject to mandatory distribution rules discussed above under "Rules-- Mandatory Distribution if Over Age 70-1/2") and the taxable portion of any partial withdrawal will be subject to federal income tax withholding at a mandatory rate of 20%, except to the extent that a participant directs the Fund to roll over the taxable amounts to an individual retirement account, individual retirement annuity or to a qualified retirement plan of another employer or defers payment of the withdrawal as discussed above under "Rules--Payment of Withdrawals".

If a participant made or will make a qualifying rollover of a partial withdrawal, the special five or ten year forward averaging and capital gains provisions described above for total withdrawals upon termination of employment will not apply to any amount subsequently distributed from such participant's account.

Withholding Upon Withdrawal

The Fund is required by law to withhold federal taxes at a flat rate of 20% (instead of the established rates) on any taxable amounts which are eligible for roll over and which a participant does not direct the Fund to roll over to an individual retirement account, individual retirement annuity or the qualified retirement plan of another employer or which a participant has not elected to defer receiving as discussed above under "Rules--Payment of Withdrawals". The withholding does not include the amounts referred to under "Additional Taxes." The Fund cannot refund mandatory withholding amounts if a participant later decides to roll over the taxable portion of a total or partial withdrawal that was directed to the participant by the Fund. If, however, such a participant deposits into an individual retirement account, individual retirement annuity or other qualified retirement plan the remaining 80% of the withdrawal which was not withheld by the Fund plus an amount from the participant's own sources equal to the 20% of the withdrawal which was withheld, the participant can apply for a refund of the amount withheld if otherwise eligible, on a tax return filed for the year of the distribution.